

May 1, 2015

<u>Via E-mail</u>
Mr. Jonathan Litt
Chief Investment Officer
Land and Buildings
1 Landmark Square, 7th Floor
Stamford, CT 06901

      Re: The Macerich Company
               Soliciting Material on Schedule 14A filed by Orange Capital, LLC, et al.
               Filed April 16, 2015
               Response dated April 27, 2015
               File No. 001-12504

Dear Mr. Litt:

We have reviewed your response and have the following comments.

Response to Comment 1 of our April 20, 2015 Letter

1.   Please provide a reasonable factual basis for the assertion that the company's adoption of a shareholder rights plan and implementation of a staggered board in response to an unsolicited takeover bid amounts to "egregious governance missteps." The assertion appears to disregard the possibility that such actions may have been a reasonable exercise of the board of directors' fiduciary duties in the context of an unsolicited takeover bid.

2.   Please provide support for the assertion that the board's rejection of the filing persons' notice of intent to nominate and related lawsuit generated negative publicity.

3.   Provide additional support for the unqualified and inadequately supported assertion that Simon "undoubtedly continues to be interested" in acquiring the company or refrain from making this or similar statements in future filings.

4.   Provide additional support for the unqualified and inadequately supported assertion that the company committed to de-stagger the board or refrain from making this or similar statements in future filings.

5.   Please provide a reasonable factual basis for the assertion that the actions you reference amounted to a "corporate governance apocalypse." This assertion also appears to disregard the possibility that such actions may have been a reasonable exercise of the board of directors' fiduciary duties in the context of an unsolicited takeover bid.

Response to Comment 2 of our April 20, 2015 Letter

6.   We reissue comment 2. Provide a reasonable factual basis for the assertion that the directors failed to exercise their fiduciary duties or refrain from making such statements in future filings. Your response to comment 2 contains conclusory statements and does not address why the actions taken by the board of directors were not a proper exercise of their fiduciary duties.

       Please contact me at (202) 551-3589 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
       Mark Garibyan, Esq.
       Schulte Roth & Zabel LLP